================================================================================

             AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON
                                  JUNE 3, 1997

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                SCHEDULE 13E-3/A
                              TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)
                                (Amendment No. 2)

                                 PG ENERGY INC.
                  (Name Of Issuer And Person Filing Statement)


          4.10% CUMULATIVE PREFERRED STOCK, PAR VALUE $100.00 PER SHARE
                         (Title of Class of Securities)

                                    708747209
                      (CUSIP Number of Class of Securities)

                                 THOMAS J. WARD
                                    SECRETARY
                                 PG ENERGY INC.
                                 ONE PEI CENTER
                        WILKES-BARRE, PENNSYLVANIA 18711
                                 (717) 829-8843
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
          Communications on Behalf of the Person Filing the Statement)


                                    COPY TO:
                              KENNETH A. LEFKOWITZ
                            HUGHES HUBBARD & REED LLP
                             ONE BATTERY PARK PLAZA
                          NEW YORK, NEW YORK 10004-1482
                                 (212) 837-6000

                                 APRIL 18, 1997
     (Date Tender Offer First Published, Sent Or Given To Security Holders)

This statement is filed in connection with (check the appropriate box):

          a. [ ] The filing of solicitation material or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

          b. [ ] The filing of a registration statement under the Securities Act of 1933.

          c. [X] A tender offer.

          d. [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Calculation of Filing Fee

---------------------------------------  ---------------------------------------

          Transaction Valuation*                     Amount of Filing Fee
=======================================  =======================================
               $5,519,710                                 $1,104
---------------------------------------  ---------------------------------------

* Determined pursuant to Rule 0-11(b)(1). Assumes the purchase of 78,853 shares at $70.00 per share.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $1,104
Form or Registration No.:  Schedule 13E-4
Filing Party:  PG Energy Inc.
Date Filed:  April 18, 1997

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


          This Amendment No. 2 amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3, dated April 18, 1997, as amended by Amendment No. 1 thereto, dated May 19, 1997 (as so amended, the "Schedule 13E-3"), filed by PG Energy Inc., a Pennsylvania corporation formerly known as Pennsylvania Gas and Water Company (the "Company") in connection with the Company's offer to purchase any and all of its outstanding shares of 4.10% Cumulative Preferred Stock, par value $100.00 per share, voluntary liquidation preference $105.50 per share, involuntary liquidation preference $100.00 per share (the "Shares"), at $70.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 18, 1997 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with the Offer to Purchase, constitutes the "Offer"), copies of which were previously filed as Exhibits (d)(1) and (d)(2) to the Schedule 13E-3, respectively, and incorporated by reference therein. Terms defined in the Schedule 13E-3 and not separately defined herein shall have the meanings specified in the Schedule 13E-3.

          The  information  set forth in the Issuer  Tender  Offer  Statement on
Schedule 13E-4 which was attached to the Schedule 13E-3 as Exhibit (g)(2) (the "Schedule 13E-4"), as amended by Amendment No. 1 to the Schedule 13E-4, which Amendment No. 1 was attached to Amendment No. 1 to the Schedule 13E-3 as Exhibit
(g)(3), and as further amended by Amendment No. 2 to the Schedule 13E-4, which Amendment No. 2 is attached hereto as Exhibit (g)(4), is expressly incorporated by reference and responses to each item herein are qualified in their entirety by the provisions of the Schedule 13E-4, as so amended.

          The following information amends the information previously included in the Schedule 13E-3. This Amendment No. 2 to Schedule 13E-3 also constitutes the final amendment to the Schedule 13E-3 pursuant to Rule 13e-3(d)(3) under the Securities Exchange Act of 1934, as amended.


ITEM 16.  ADDITIONAL INFORMATION.

          Item 16 is hereby supplemented and amended by adding the following information thereto:

          The Offer expired at 5:00 p.m., New York City time, on May 23, 1997. Pursuant to the Offer, the Company acquired 29,094 Shares at a purchase price of $70.00 per Share. As stated in Section 1 of the Offer to Purchase, the Company may, in its sole discretion, subsequent to June 9, 1997 (ten business days after the expiration of the Offer), determine to purchase any outstanding Shares through open market purchases, privately negotiated transactions or otherwise, on such terms and at such prices as the Company may determine from time to time.

          A copy of the Company's press release dated May 27, 1997, announcing the preliminary results of the Offer is attached hereto as Exhibit (d)(9).

ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.


(d)(10)      Form of Press Release issued by the Company, dated May 27, 1997.

(g)(4)       Amendment No. 2 to Issuer Tender Offer Statement on Schedule 13E-4.


                                    SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   PG Energy Inc.



                                   By: /S/ JOHN F. KELL, JR.
                                       -----------------------------------------
                                       Name:  John F. Kell, Jr.
                                       Title: Vice President, Financial Services

Dated:  June 3, 1997


                                INDEX TO EXHIBITS

EXHIBIT
NUMBER                              DESCRIPTION
------                              -----------

(d)(10)     Form of Press Release issued by the Company, dated May 27, 1997.

(g)(4)      Amendment No. 2 to Issuer Tender Offer Statement on Schedule 13E-4.
